SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONCORD COMMUNICATIONS, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE, GRANTED
UNDER THE 1997 STOCK PLAN OF CONCORD COMMUNICATIONS, INC., AS AMENDED
(TITLE OF CLASS OF SECURITIES)

206186108
(CUSIP NUMBER OF CLASS OF SECURITIES)
(COMMON STOCK UNDERLYING OPTIONS)

JOHN A. BLAESER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
CONCORD COMMUNICATIONS, INC.
600 NICKERSON ROAD
MARLBORO, MASSACHUSETTS 01752
TELEPHONE: (508) 460-4646
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

KEVIN M. BARRY, ESQ.
TESTA, HURWITZ & THIBEAULT, LLP
125 HIGH STREET
BOSTON, MASSACHUSETTS 02110
TELEPHONE: (617) 248-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,300,000	$418.11

*Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all outstanding eligible options to purchase shares of common stock of Concord Communications, Inc. with an exercise price equal to or greater than $25.00 per share, granted under the 1997 Stock Plan of Concord Communications, Inc., as amended, for a total aggregate price of $3,300,000. The aggregate price is calculated based on the Black-Scholes option pricing model as of September 17, 2004.

**$126.70 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, as amended by Fee Rate Advisory #7 for Fiscal Year 2004.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Filing Party: Not applicable
Form or Registration No.: Not applicable
Date Filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.   Summary Term Sheet.

     The information set forth under “Summary Term Sheet” in the Offer to Purchase, dated September 27, 2004 and attached as Exhibit (a)(1)(i) hereto (the “Offer to Purchase”), is incorporated herein by reference.

Item 2.   Subject Company Information.

     (a) Name and Address. The name of the issuer is Concord Communications, Inc., a Massachusetts corporation (“Concord”). Concord’s principal executive offices are located at 600 Nickerson Road, Marlboro, Massachusetts 01752, and its telephone number is (508) 460-4646. The information set forth in the Offer to Purchase under Section 8 (Information Concerning Concord) is incorporated herein by reference.

     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase for cash, without interest thereon, from eligible holders any and all outstanding options to purchase Concord common stock, with exercise prices of $25.00 per share or greater, that were granted under the 1997 Stock Plan of Concord Communications, Inc., as amended through the date hereof, which we refer to as the Plan. The purchase price is in an amount as set forth in the Offer to Purchase in the introductory pages, “Summary Term Sheet,” and Section 1 (Eligible Options; Option Purchase Price; Expiration Time), and is payable upon the terms and conditions described in the Offer to Purchase and the related Letter of Transmittal attached as Exhibit (a)(1)(iii) (we collectively refer to this as the Letter of Transmittal and we refer to the Letter of Transmittal and the Offer to Purchase, as each may be amended or supplemented from time to time, as the “Offer”).

     The information set forth in the Offer to Purchase in the introductory pages, “Summary Term Sheet,” the “Introduction,” Section 1 (Eligible Options; Option Purchase Price; Expiration Time), Section 4 (Acceptance for Purchase of Options and Payment of Cash Amount), Section 6 (Price Range of Common Stock Underlying the Options) and Section 9 (Source and Amount of Funds) is incorporated herein by reference.

     (c) Trading Market and Price. There is no established trading market for the subject options described under Item 2(b) above. The information set forth in the Offer to Purchase under Section 6 (Price Range of Common Stock Underlying the Options) is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

     (a) Name and Address. Concord is both the filing person and the subject company. The information set forth under Item 2(a) above, set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers: Agreements Concerning the Options and Common Stock), and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.   Terms of the Transaction.

     (a) Material Terms. The information set forth in the Offer to Purchase in the introductory pages, the “Summary Term Sheet,” the “Introduction,” Section 1 (Eligible Options; Option Purchase Price; Expiration Time), Section 2 (Procedures for Tendering Options), Section 3 (Withdrawal Rights), Section 4 (Acceptance for Purchase of Options and Payment of Cash Amount), Section 5 (Conditions of the Offer), Section 9 (Source and Amount of Funds), Section 11 (U.S. Federal Income Tax Considerations), Section 12 (Material Income Tax Considerations for Non-U.S. Employees); Section 13 (Legal Matters; Regulatory Approvals), Section 14 (Extension of Tender Period; Termination; Amendments) and Section 16 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer) is incorporated herein by reference.

     (b) Purchases. The information set forth in the Offer to Purchase in the “Summary Term Sheet,” Section 10 (Interests of Directors and Officers: Agreements Concerning the Options and Common Stock), and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

     (a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under “Summary Term Sheet” and Section 10 (Interests of Directors and Officers: Agreements Concerning the Option and Common Stock) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes. The information set forth in the Offer to Purchase under “Summary Term Sheet” and Section 7 (Purpose of the Offer) is incorporated herein by reference.

     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 4 (Acceptance for Purchase of Options and Payment of Cash Amount) and Section 16 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer) is incorporated herein by reference.

     (c) Plans. The information set forth in the Offer to Purchase under “Summary Term Sheet,” Section 4 (Acceptance for Purchase of Options and Payment of Cash Amount) and Section 7 (Purpose of the Offer) is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

     (a) Source of Funds. The information set forth in the Offer to Purchase under Section 9 (Source and Amount of Funds) and Section 14 (Fees and Expenses) is incorporated herein by reference.

     (b) Conditions. The information set forth in the Offer to Purchase in the introductory pages, “Summary Term Sheet,” Section 5 (Conditions of the Offer) and Section 9 (Source and Amount of Funds) is incorporated herein by reference.

     (c) Borrowed Funds. Not applicable.

Item 8.   Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth under Section 10 (Interests of Directors and Officers: Agreements Concerning the Options and Common Stock) and in Schedule A to the Offer to Purchase is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers: Agreements Concerning the Options and Common Stock) is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. Not applicable.

Item 10.   Financial Statements.

     (a) Financial Information. Not applicable.

     (b) Pro Forma Information. Not applicable.

Item 11.   Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers: Agreements Concerning the Options and Common Stock) and Section 13 (Legal Matters; Regulatory Approvals) is incorporated herein by reference.

     (b) Other Material Information. Not applicable.

Item 12.   Exhibits.

(a)(1)(i)	Offer to Purchase For Cash Certain Outstanding Options To Purchase Shares of Common Stock of Concord Communications, Inc. Having an Exercise Price of $25.00 Per Share or More, dated September 27, 2004.

(a)(1)(ii)	E-Mail to all employees of Concord Communications, Inc. from Jack Blaeser.

(a)(1)(iii)	Form of Cover Letter to Eligible Option Holders.

(a)(1)(iv)	Form of Letter of Transmittal, dated September 27, 2004.

(a)(1)(v)	Form of Notice of Election to Withdraw Options From Offer to Purchase.

(a)(1)(vi)	Form of E-mail Reminder

(a)(1)(vii)	Form of Letter/Email Confirming Receipt of Letter of Transmittal

(a)(1)(viii)	Form of Letter/Email Regarding Acceptance of Tender

(a)(1)(ix)	Form of Letter/Email to Rejected Tendering Holders

(a)(1)(x)	Concord Communication’s definitive Proxy Statement on Schedule 14A, as amended by Amendment No. 1 to our Proxy Statement, filed with the SEC on March 29, 2004 (File No. 0-23067) and April 9, 2004 (File No. 0-23067), respectively, and incorporated by reference.

(a)(1)(xi)	Concord Communication’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 15, 2004 (File No. 0-23067) and incorporated by reference.

(a)(1)(xii)	Concord Communications’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 7, 2004 (File No. 0-23067) and incorporated by reference.

(a)(1)(xiii)	Concord Communications’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 6, 2004 (File No. 0-23067) and incorporated by reference.

(a)(1)(xiv)	Concord Communications’ Registration Statement on Form 8-A filed with the SEC on September 12, 1997 (File No. 0-23067) and incorporated by reference, including any amendments or reports filed for the purpose of updating such description.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Organization of Concord Communications, Inc., as amended (incorporated by reference to Exhibit No. 3.01 to Concord Communications’ Annual Report on Form 10-K, for the period ended December 31, 1997, filed with the SEC on March 25, 1998 (File No. 0-23067))

(d)(2)	Restated By-laws of Concord Communications, Inc. (incorporated by reference to Exhibit 3.02 of Concord Communications’ Annual Report on Form 10-K for the period ended December 31, 1998, filed with the SEC on March 25, 1999 (File No. 0-23067)).

(d)(3)	1997 Stock Plan of the Company, as amended on March 12, 1998, March 1, 1999, May 15, 1999 and March 8, 2000 (incorporated by reference to Exhibit No. 10.06 to Concord Communications’ Annual Report on Form 10-K for the period ended December 31, 2000, filed with the SEC on March 26, 2001 (File No. 0-23067)).

(d)(4)(i)	Form of Incentive Stock Option Agreement pursuant to Concord’s 1997 Stock Plan, as amended.

(d)(4)(ii)	Form of Non-Qualified Stock Option Agreement pursuant to Concord’s 1997 Stock Plan, as amended.

(g)	Not applicable.

(h)	Not applicable.

Item 13.   Information Required by Schedule 13E-3.

     (a) Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CONCORD COMMUNICATIONS, INC.
By: /s/ John A. Blaeser

Name:	John A. Blaeser
Title:	President and Chief Executive Officer

Date: September 27, 2004